Exhibit 99.1

ICON Completes Acquisition of MediMedia Pharma Solutions

Extends ICON’s leadership in commercialisation and market access services and brings new scientific communications capabilities

DUBLIN--(BUSINESS WIRE)--March 2, 2015--ICON plc (NASDAQ:ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today announced that it has completed the acquisition of MediMedia Pharma Solutions. The acquisition brings ICON new scientific communications capabilities which together with ICON’s existing Commercialisation and Outcomes practices, creates the industry’s leading integrated market access solution.

Commenting on the completion of the acquisition, ICON Chief Executive Officer, Ciaran Murray, said: “Helping customers establish and communicate the value of their products has become increasingly important as payers look for evidence linking efficacy, value and price. MediMedia deepens the expertise and capabilities of our market-leading commercialisation and outcomes group and brings outstanding scientific and medical communications capabilities. We are delighted to welcome them to the ICON team.”

About ICON plc

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 83 locations in 38 countries and has approximately 10,600 employees.

Further information is available at www.iconplc.com.

About MediMedia Pharma Solutions

MediaMedia Pharma Solutions is a combination of MediMedia Managed Markets and Complete HealthCare Communications.

MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions for the biopharmaceutical and medical device industries. Their comprehensive approach includes scientific analysis and assessment, research and insights, strategic development, tactical development, and program execution. Complete HealthCare Communications is one of the largest medical communication agencies and is a pioneer in publication services, providing strategic consulting, software solutions, and scientific communications to medical affairs teams for life sciences firms globally.

Further information is available at http://www.medimediamanagedmarkets.com and www.thechcgroup.com.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON/ICLR-F

CONTACT:
ICON Media Contact
Weber Shandwick
Rebecca Power, +44 (0) 207 067 0866
RPower@webershandwick.com